

Mail Stop 4720

August 8, 2017

Mark K. Hardwick
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305-2814

> **Re:** **First Merchants Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **Forms 8-K**
> **Filed July 27, 2017 and July 31, 2017**
> **File No. 000-17071**

Dear Mr. Hardwick:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed July 27, 2017

Item 9.01 Financial Statements And Exhibits

Exhibit 99.1 Press Release, dated July 27, 2017, issued by First Merchants Corporation

1. Please tell us the nature of the net interest margin adjusted for fair value accretion. If the adjustment excludes the effect of acquisition accounting, rather than an adjustment that may try to reflect true organic growth, the adjustment would not be appropriate as it represents a tailored accounting principle. Please confirm that you will no longer present this type of non-GAAP adjustment in future presentations, if true.

Form 8-K filed July 31, 2017

Item 9.01 Financial Statements And Exhibits

Exhibit 99.1 First Merchants Corporation Investor Presentation

2. You present a non-GAAP metric of the Allowance for loan losses plus Fair Value Adjustment (FVA) as a Percentage of Total Loans plus FVA (non-GAAP) in the Appendix titled Non-GAAP Reconciliation. The addition of acquisition accounting adjustments to the allowance for loan losses to derive a total allowance represents a tailored accounting principle that is prohibited by Regulation G since the acquisition accounting adjustments are recognized in interest income. In addition, this non-GAAP metric implies that the acquisition accounting adjustments are available to the entire loan population that includes non-acquired and acquired loans when the adjustments are only available for the acquired loans. Please remove this non-GAAP measure from future presentations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services